Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock sold by Cascade Investment, L.L.C. during the past sixty days.  The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price. All of the transactions were executed through Electronic Communication Networks.

Date of Sale	Number of Shares Sold	Weighted Average Price Per Share Sold	Range of Price Sold
1/11/2010	6,000	$16.5364	$16.18 - $16.66
1/12/2010	19,462	$15.5785	$15.43 - $16.25
1/12/2010	538	$16.5186	$16.50 - $16.52